                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                  __________

                                SCHEDULE 14D-9
                                (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                      SHARED MEDICAL SYSTEMS CORPORATION
              --------------------------------------------------
                           (Name of Subject Company)

                      SHARED MEDICAL SYSTEMS CORPORATION
              --------------------------------------------------
                       (Name of Person Filing Statement)

                    Common Stock, par value $.01 per share
          (Including the Associated Preferred Stock Purchase Rights)
              --------------------------------------------------
                        (Title of Class of Securities)

                                  819486 10 1
              --------------------------------------------------
                     (CUSIP Number of Class of Securities)

                            Bonnie L. Shuman, Esq.
                                General Counsel
                      Shared Medical Systems Corporation
                           51 Valley Stream Parkway
                       Malvern, Pennsylvania  19355-1406
                                (610) 219-6300
              --------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person Filing Statement)

                                   Copy to:
                             Thomas E. Wood, Esq.
                          Drinker Biddle & Reath LLP
                              1000 Westlakes Dr.
                                   Suite 300
                       Berwyn, Pennsylvania  19312-2409
                                (610) 993-2200


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEMS 1-8.

N/A

ITEM 9.  EXHIBITS

Text of Press Release issued by Shared Medical Systems Corporation on June 7, 2000:


FOR IMMEDIATE RELEASE


SIEMENS EXTENDS TENDER OFFER FOR SHARED MEDICAL SYSTEMS CORPORATION TO JUNE 30, 2000


MALVERN, PA -- June 7, 2000 -- Shared Medical Systems Corporation (SMS) (NYSE:
SMS) today announced that it has been informed by Siemens Medical Engineering Group that a wholly owned subsidiary of Siemens Corporation, Autobahn Acquisition Corporation, has extended until June 30, 2000 its tender offer for all of the outstanding shares of common stock of SMS. Siemens commenced its all-cash tender offer for SMS shares on May 10, 2000 at an offer price of $73 per share, net to the seller.

In a press release issued today, Siemens reported the following:

"Siemens received notice today from the German Federal Cartel Office (FCO) that it will conduct a further investigation of the planned acquisition of SMS by Autobahn Acquisition Corporation. Under German antitrust law, the FCO could take until September 13, 2000 to complete its investigation, which relates only to the possible effects of the acquisition in Germany. Siemens continues to believe that the intended acquisition of SMS raises no significant antitrust issues and is confident that the FCO will give its clearance to the acquisition well in advance of September 13. Accordingly, Siemens is now extending the expiration date for the tender offer to the earliest practicable date by which it currently believes the FCO may give its clearance. Siemens intends to make every effort to bring the FCO's further investigation to an early conclusion."

About SMS

SMS supplies information systems and professional services to over 5,000 health enterprises and health providers in North America, Europe, and New Zealand. The Company offers a full range of clinical, financial, and management applications to support health providers across the continuum of care. In addition, SMS is a leading provider of outsourcing, consulting, and implementation services.

Founded in 1969, SMS has over 30 years of network computing experience, operating the industry's largest Information Services Center (ISC) and Health Information Network for application hosting, e-commerce, enterprise systems management, and managed Internet services. As the premier Application Service Provider (ASP) in healthcare, SMS' ISC processes nearly 80 million transactions a day with connections to over 400,000 customer workstations and 500 connections to payers, representing 130 million covered lives. Based in Malvern, Pennsylvania, SMS reported revenues in excess of $1.2 billion for fiscal year 1999.

Shareholders of Shared Medical Systems Corporation should read the Solicitation/Recommendation Statement on Schedule 14D-9 filed by SMS on May 10, 2000 because it contains important information. The Schedule 14D-9 and other filed documents are available for free at the Securities and Exchange Commission's website at www.sec.gov and from SMS. This release is neither an offer to purchase nor a solicitation of an offer to sell securities of SMS. The tender offer has been made solely by an offer to purchase and related letter of transmittal that was disseminated upon the commencement of the tender offer on May 10, 2000.

This press release may contain forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Among such factors are the continuation of the current decision-making delay in the healthcare IT market for longer than expected; changes in length and composition of sales cycles; non-renewals of customer contracts; inability to keep pace with competitive, technological and market developments; failure to protect proprietary software; delays in product development; undetected errors in software products; customer reductions caused by health industry consolidation; difficulties in product installation; dependence on suppliers; interruption of availability of resources necessary to provide products and services; difficulties encountered by the Company, customers, or others in dealing with euro conversion issue; changes in economic, political and regulatory conditions on the health industry, including but not limited to HIPAA; regulation of additional products as medical devices by the US federal Food and Drug Administration; fluctuations in the value of foreign currencies relative to the US dollar, interest rates and taxes; and the factors described in the Schedule 14D-9 filed by SMS and the Schedule TO filed by Siemens on May 10, 2000, as amended and supplemented.

CONTACT: Julie McDowell (Investors), 610-219-6528 julie.mcdowell@smed.com


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